November 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-191736
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811-22907 and 333-191906
Blackstone Real Estate Income Master Fund
Registration Statement on Form N-2, File No. 811-22908

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”), Blackstone Real Estate Income Fund II (“BREIF II”) and Blackstone Real Estate Income Master Fund (the “Master Fund”, together with BREIF I and BREIF II, the “Funds”), please find BREIF I’s Pre-Effective Amendment No. 1 (“BREIF I Amendment No. 1”), BREIF II’s Pre-Effective Amendment No. 1 (“BREIF II Amendment No. 1”) and the Master Fund’s Pre-Effective Amendment No. 1 (“Master Fund Amendment No. 1”, together with BREIF I Amendment No. 1 and BREIF II Amendment No. 1, the “Amendments”) to the above referenced registration statements of BREIF I, BREIF II and the Master Fund originally filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013, October 25, 2013 and October 25, 2013, respectively, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statements”), filed today with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by letter dated November 14, 2013 from the staff of the Commission (the “Staff”), relating to the Registration Statements. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of BREIF I Amendment No. 1 unless otherwise indicated. All capitalized terms used but not defined in this letter have the meanings given to them in BREIF I Amendment No. 1.

General

1.	We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

In response to the Staff’s comment, the Funds confirm that in the future they will submit written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

2.	Disclosure on the inside cover and elsewhere indicates that the Fund will use derivatives, including swaps. Please summarize in the front section, and disclose all material derivative investments. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

In response to the Staff’s comment, the Funds have added the following disclosure to page ii:

“The Master Fund may invest up to 30% of its Managed Assets in derivatives. The Master Fund may use derivatives for investment or hedging purposes or as a form of effective leverage. The Master Fund’s principal investments in derivative instruments may include investments in interest rate instruments, total return swaps and credit default swaps, but the Master Fund may also invest in futures transactions, options or futures as well as certain currency instruments. See “Risk Factors - Derivatives Risks” and “—Counterparty Risk.”

In addition, in response to the Staff’s comment, the Funds have added the following disclosure to page 51, “The Investment Manager will evaluate and monitor the creditworthiness of counterparties in order to ensure that such counterparties can perform their obligations under the relevant agreements.”

3.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

• delete the header “Table of Contents” appearing on each page,

• reformat the disclosures appearing in all capital letters on the page preceding the table of contents, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),

• delete the redundant disclosure under “Prospectus Summary – Repurchases,” and such disclosure appearing in the second and third paragraphs of the disclosure on page 71 captioned “Determination of Net Asset Value,” and lastly

• clarify the references to persons eligible to purchase fund shares, such persons being variously defined in the following four ways in this document: qualified client, Qualified Investor, Eligible Shareholder and Eligible Investor.

In response to the Staff’s comments, the Funds, after consultation with their financial printer, respectfully inform the Staff that the header “Table of Contents” appearing on each page is a result of filing documents on EDGAR and cannot be removed. However, the Funds confirm that any printed material will not have a “Table of Contents” header.

In addition, in response to the Staff’s comments, the Funds have (i) reformatted the disclosures appearing in all capital letters on the page preceding the table of contents, as well as similar disclosures appearing elsewhere in the Amendments, (ii) revised the disclosure on page 71 captioned “Determination of Net Asset Value” to state, “If a market valuation for a security or loan is unavailable or deemed to be an unreliable indicator of current market value, the Investment Manager may seek to obtain a broker quote from an external data vendor, or directly from broker-dealers ~~or fair value~~. If ~~market or~~ broker-dealer quotations are unavailable or deemed unreliable for a security…” and (iii) clarified the references to persons eligible to purchase the Funds’ respective common shares of beneficial interest by removing the terms “Eligible Shareholder” and “Eligible Investor”.

4.	Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payment of additional compensation to selling agents as discussed under the caption “Subscription for Shares – Distribution Arrangements.” Indicate also whether FINRA aggregated such payments with the 3.00% sales load, payments under the Distribution and Service Plan and other or similar fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

In response to the Staff’s comment, the Funds confirm the Registration Statements have been filed with FINRA and all amendments to the Registration Statements will be filed with FINRA. FINRA has not advised the Funds whether it has reviewed the payment of additional compensation to selling agents as discussed under the caption “Subscription for Shares – Distribution Arrangements”, or whether it has aggregated such payments with the 3.00% sales load, payments under the Distribution and Service Plan and other or similar fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

5.	Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497. If the latter, advise the staff how the legal opinion and financial statements will be updated.

In response to the Staff’s comment, the Funds confirm they will file post-effective amendments to include future audited annual financial statements. The Funds confirm that they will file new registration statements in order to register additional securities, which would include a legal opinion and current financial statements.

6.	Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

In response to the Staff’s comment, the Funds confirm the Amendments meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

7.	At an appropriate place add the table regarding the effect of leverage on common stockholders required by Item 8.3 of Form N-2.

In response to the Staff’s comment, the Funds have added the below subsection to the Amendments.

“Effects of Leverage

The following table illustrates the effect of leverage on the Master Fund’s common shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Master Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Master Fund. See “Risks.”

The table further reflects the issuance of leverage representing [33 1/3]% of the Master Fund’s Managed Assets, and the Master Fund’s currently projected annual interest rate on its leverage of     %.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Master Fund Common Share Total Return	%	%	%	%	%

Master Fund Common Share Total Return is composed of two elements: Master Fund Common Share distributions paid by the Master Fund (the amount of which is largely determined by the net investment income of the Master Fund after paying interest on its leverage) and gains or losses on the value of the securities the Master Fund owns. As required by SEC rules, the table above assumes that the Master Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Master Fund must assume that the distributions it receives from its investments are entirely offset by losses in the value of those investments.”

Prospectus

Table of Contents – Page i

8.	Appendix A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS should be added to the table of content listing. In addition, in light of disclosure regarding bond ratings appearing on page 31 and related disclosure elsewhere in the prospectus move Appendix B to the SAI to the prospectus.

In response to the Staff’s comment, the Funds confirm that Appendix A has been added to the Table of Contents and that Appendix B has been moved to the prospectus.

Prospectus Summary

Leverage – Page 3

9.	Disclose that common shareholders bear all costs and expenses incurred by the Fund, including such costs and expenses associated with the any leverage incurred by the Fund.

In response to the Staff’s comment, the Funds have added the following disclosure to page 3, “Common shareholders bear all costs and expenses incurred by the Fund, including such costs and expenses associated with any leverage incurred by the Fund.”

Distributions; Automatic Dividend Reinvestment Plan – Page 8

10.	If appropriate, disclose that distributions may include a return of capital. Disclose the significance of such distributions including a discussion of the tax aspects of a return of capital, the effect on a shareholder’s basis in the Fund and clear disclosure distinguishing a return of capital from income or capital gain.

Disclosure under this caption discusses the reinvestment of distributions, but does not include disclosure regarding the Fund’s dividend reinvestment plan. Accordingly, either add disclosure briefly describing the Fund’s automatic dividend reinvestment plan or revise the sub-caption.

In response to the Staff’s comment, the Funds respectfully submit that they do not anticipate that BREIF I’s or BREIF II’s distributions will include a return of capital. In addition, the Funds respectfully refer the Staff to the disclosure on page 82, which states:

“A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.”

In addition, in response to the Staff’s comment, the Funds have added the following disclosure to page 8:

“Pursuant to the Fund’s Automatic Dividend Reinvestment Plan (the “Plan”), unless a shareholder is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) will be automatically reinvested by the Fund in additional Shares of the Fund. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the subscription documents or by contacting the Administrator.”

Fund Expenses

11.	Disclosure under this sub-caption indicates that the Fund is responsible for its own expenses, including finders, consulting, research, and investment-related due diligence (including related travel). Explain to the staff why these expenses are not borne by the adviser.

In response to the Staff’s comment, the Funds respectfully submit it is appropriate for the Funds to reimburse Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”), the Funds’ investment adviser, for any third-party investment related expenses incurred on behalf of the Funds, such as commissions, consulting, research, and investment-related due diligence (including related travel). The Investment Manager is incurring these third-party expenses in relation to evaluating and/or making investments on behalf of the Funds, and thus such third-party expenses should be borne by the Funds. The fact that the Funds will bear such third-party expenses is fully disclosed in the prospectus on page 9 and will be included in the Funds’ respective investment advisory agreement with the Investment Manager. In addition, the Funds respectfully note that the Investment Manager will discuss with the Board of Trustees (the “Board”) of each Fund the expenses to be reimbursed in connection with the approval of the Funds’ investment advisory agreements at each Fund’s organizational meeting.

Repurchases – Page 9

12.	Disclosure in the penultimate paragraph states that: “The Fund may effect a compulsory repurchase of all or a portion of a shareholder’s Shares if the Board deems it advisable to do so.” Explain to the staff the operation of this provision and the location of a fuller discussion of this policy. Provide cross reference to a more complete discussion of this policy.

In response to the Staff’s comment, the Funds respectfully submit that BREIF I or BREIF II may effect a compulsory repurchase of common shares when (i) the common shares have been transferred without the Investment Manager’s approval, (ii) ownership of the common shares by a shareholder is likely to cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or may in the judgment of the Board or the Investment Manager subject the Fund or any shareholder to an undue risk of adverse tax (such as the Fund no longer being treated as a regulated investment company) or other fiscal or regulatory consequences, (iii) continued ownership of the common shares by the shareholder or other person may be harmful or injurious to the business of the Funds, (iv) any of the representations and warranties made by a shareholder in connection with the acquisition of the common shares was not true when made or has ceased to be true, or (v) the value of a shareholder’s common shares is less than an amount that the Board determines to be a minimum investment in the Fund, or more than an amount that the Board determines to be a maximum investment in the Fund. In addition, the Funds have added a cross-reference to a more complete discussion of this policy to page 11.

Exculpation, Indemnification, etc. – Page 12

13.	With respect to this disclosure under this caption add disclosure which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney’s fees or other expenses the Fund will follow Commission policy regarding such matters, including such policy as set forth in Release No. 11330. See, Investment Company Act Release No. 11330 (September 2, 1980).

In response to the Staff’s comment, the Funds have added the following disclosure to page 13, “In addition, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the Investment Company Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney’s fees or other expenses, the Fund will follow SEC policy regarding such matters, including such policy as set forth in Release No. 11330, so long as the interpretation of §17(h) and (i) of the Investment Company Act contained in that release remains in effect”.

Summary of Fees and Expenses – Page 20

14.	The first paragraph following the table in the example should be moved to the introductory paragraph of the fee table discussion.

In response to the Staff’s comment, the Funds have moved the requested disclosure.

Use of Proceeds – Page 23

15.	Add the substance of this discussion to the Prospectus Summary.

In response to the Staff’s comment, the Funds have added the following disclosure to page 3, “The proceeds will be invested in accordance with the Fund’s investment objective and strategies as soon as practicable. The Fund intends to invest substantially all of its assets in the Master Fund. The Investment Manager expects that substantially all of the Master Fund’s assets will be invested within approximately 3 months after termination of the initial offering period, which is expected to occur on or about February 28, 2014, although the investment process may take longer ~~than this~~.”

16.	The discussion under this sub-caption indicates that the proceeds of the offering may be invested within approximately three months following the termination of the initial offering but that it may take longer. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the offering lasts beyond three months, explain whether the Fund will begin investing the proceeds within three months of receipt? If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

In response to the Staff’s comment, the Funds have revised the disclosure on page 23 to state, “The Investment Manager expects that substantially all of the Master Fund’s assets will be invested within approximately 3 months after termination of the initial offering period, which is expected to occur on or about February 28, 2014, although the investment process may take longer ~~than this~~.” The Funds confirm that under current market conditions they anticipate the proceeds of the Fund will be invested within approximately three months after termination of the initial offering period. Please note that references in the prospectus to “initial offering period” refer to the first phase of the public offering covered by the Registration Statements prior to the initial acceptance of shareholders into BREIF I and BREIF II and issuance of shares to such investors, and not to the public offering covered by the Registration Statements more generally.

Investment Strategy and Strategies

Portfolio Investments

Other Investment Companies - Page 30

17.	Confirm that these investments will not include unregistered funds or pooled vehicles, including hedge or private equity funds, or add appropriate disclosure.

In response to the Staff’s comment, the Funds confirm that the Master Fund will not invest in hedge or private equity funds. In addition, the Funds confirm that any investments in unregistered funds or pooled vehicles, such as CLOs, are disclosed in the Registration Statements.

Reverse Repurchase Agreements – Page 32

18.	Disclosure in the first paragraph states that: “At the same time, the Master Fund agrees to repurchase the instrument at an agreed-upon time (normally within seven days, or within thirty days if used as a primary source of leverage) and price, which reflects an interest payment.” Clarify that these transactions involve leverage, whether for seven or thirty days.

In response to the Staff’s comment, the Funds have revised the disclosure on page 32 to state, “The Master Fund may enter into reverse repurchase agreements, which will constitute leverage. Under a reverse repurchase agreement, the Master Fund temporarily transfers possession of a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash. At the same time, the Master Fund agrees to repurchase the instrument at an agreed-upon time ~~(normally within seven days, or within thirty days if used as a primary source of leverage)~~ and price, which reflects an interest payment.”

Risk Factors

Geographic Concentration – Page 37

19.	This caption and disclosure thereunder seems to indicate that the Fund intends to concentrate its investments geographically. If accurate, add an affirmative statement of the Fund’s intention to invest in this manner and disclose this intent in the summary.

In response to the Staff’s comment, the Funds respectfully note that their current intention is to concentrate the Master Fund’s investments in the United States, but may invest outside the United States if the Investment Manager identifies suitable investment opportunities or if current market conditions change.

Concentrated CMBS Investments – Page 40

20.	Add the substance of the indicated disclosure as follows: “At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states or regions or foreign countries.”

In response to the Staff’s comment, the Funds have revised the disclosure on page 40 to state, “At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, ~~or~~ regions or foreign countries.”

Management of the Fund

Incentive Fee – Page 64

21.	In addition to the management fee the Fund pays the investment manager an incentive fee equal to 15% of the amount by which the Master Fund’s Net Capital Appreciation for each Fiscal Period exceeds the balance of the loss carryforward account. Provide an example which illustrates how this rather complex incentive fee structure will operate in practice.

In response to the Staff’s comment, the Funds have added the following disclosure on page 66.

“The following example illustrates how we would calculate our Incentive Fee based on the assumptions set forth below. Our actual results may differ materially from the following example.

Assume the following:

•	NAV at the beginning of the Fiscal Period, which for the purposes of this example is the twelve-month period ending on the Master Fund’s fiscal year-end, equals $10,000,000;

•	NAV at the end of the Fiscal Period, after paying Management Fee expenses, is $11,500,000;

•	The loss carryforward account has a balance of $0;

•	There were subscriptions of $1,000,000 and no share repurchases during the Fiscal Period; and

•	$500,000 in dividends were paid out to shareholders during the Fiscal Period.

Under these assumptions, the Incentive Fee payable to our Investment Manager would be $150,000 as calculated below:

A. Beginning NAV ($10,000,000), plus dollar amount of shares issued ($1,000,000), excluding any dividends reinvested pursuant to the DRIP ($0)	$11,000,000

B. The loss carryforward account balance	$0

C. Ending NAV ($11,500,000) plus shares repurchased ($0) plus dividends paid out ($500,000)	$12,000,000

D. Net Capital Appreciation	$1,000,000

E.     Incentive Fee is equal to 15% of i) the difference of the Master Funds’ Net Capital Appreciation and ii) the balance of the loss carryforward account plus any allocated Management Fee expense

$150,000”

Expense Limitation Undertaking – Page 66

22.	The last two sentences of the first paragraph state the following: “The Investment Manager may discontinue its obligations under the Expense Limitation and Reimbursement Agreement at any time in its sole discretion after the Investment Manager upon appropriate notice to the Fund. This arrangement cannot be terminated prior to [ ] without the Board’s consent.” These sentences appear to conflict, please make appropriate revisions in this disclosure. Further, clarify the highlighted clause, a word or phrase seems to be missing.

In response to the Staff’s comment, the Funds have revised the disclosure on page 66 to state, “~~The Investment Manager may discontinue its obligations under the Expense Limitation and Reimbursement Agreement at any time in its sole discretion after the Investment Manager upon appropriate notice to the Fund. This arrangement~~ The Expense Limitation and Reimbursement Agreement cannot be terminated prior to [                    ] without the Board’s consent.”

Distribution Arrangements – Page 68

23.	Disclosure in the sixth paragraph states that the Fund has been granted an order permitting it to offer multiple classes. Our EDGAR system does not seem to reflect the granting of that order. Please explain to the staff the status of the Fund’s application regarding this matter. Further, in light of the Fund’s master-feeder arrangement explain why it has also chosen to operate in the multi-class structure.

In response to the Staff’s comment, the Funds respectfully note that Blackstone Alternative Alpha Fund (“BAAF”), Blackstone Alternative Alpha Master Fund (the “BAAF Master Fund”), Blackstone Alternative Asset Management L.P. (“BAAM”) and Blackstone Advisory Partners L.P. (“BAP”) (together, the “Applicants”) received an order of the Commission (i) pursuant to Section 6(c) of the Investment Company Act, granting exemptions from Sections 18(c) and 18(i) of the Investment Company Act, and (ii) pursuant to Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, to permit BAAF to offer investors multiple classes of shares of beneficial interest with varying sales loads and asset-based service and/or distribution fees (Release No. 30317) (the “Exemptive Relief”). The Applicants requested that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which BAAM or BAP or any entity controlling, controlled by, or under common control with BAAM or BAP acts as investment adviser or principal underwriter.

BAP is the distributor and principal underwriter of BAAF’s securities and is also the distributor and principal underwriter for the Funds’ securities. Blackstone Real Estate Income Advisors L.L.C. is the investment adviser for the Funds. Each of BAP and the Investment Manager is part of The Blackstone Group (“Blackstone”) family of companies. The Funds are covered by the Exemptive Relief for the following reasons: (i) the Funds are closed-end funds, (ii) BAP is the distributor and principal underwriter for the Funds’ securities and (iii) each of the Investment Manager, BAAM and BAP are entities within the Blackstone family of companies and, therefore, the Investment Manager is under common control with BAAM and BAP. The Exemptive Relief imposes certain conditions, all of which the Funds will comply with.

The Funds have chosen to operate in the multi-class structure in order to offer an investment solution with varying fees and flexibility for financial advisors to vary sales loads on the Funds’ securities and with varying asset-based distribution and service fees. Such flexibility is significant to the Funds’ operations because the Funds’ securities will be distributed to retail and institutional clients, as well as clients investing through a “wrap” account. Each such investor type, because of well-established market practices, is accustomed to purchasing securities with different sales loads and distribution and servicing fees. Therefore, in order to be competitive, the Funds must operate according to such market practices.

Further, the Funds have chosen to form two feeder funds, as opposed to a separate feeder fund for each sales load/distribution and servicing fee arrangement for efficiency and clarity to potential investors. BREIF I offers one class of securities, which charges up to the full sales load and full distribution and servicing fees to retail investors without any “wrap” fee arrangements with an advisor. BREIF II is the entity in the Funds complex that offers two classes of securities, each of which is subject to different arrangements with respect to sales load/distribution and servicing fees: one class for investors with a “wrap” advisory fee arrangement and the second class for institutional investors. Management of the Funds believes that having a feeder fund with a “standard” arrangement and a separate feeder fund with “alternative” arrangements provides a clear and straight-forward structure that is easy for potential investors to understand.

Subscription for Shares

The Offering – Page 69

24.	Disclosure in the first paragraph states that: “Subsequent to the initial offering, Shares are expected to be offered on a continuous basis at their net asset value per share plus any applicable sales loads and may be purchased as of the first Business Day of any month, or at such other times as the Board may determine. During any continuous offering, Shares may be purchased only from selected broker-dealers or through the Distributor. Any continuous offering, if commenced, may be discontinued at any time.” This policy would seem to permit the Fund to start and stop its continuous offerings at will. Please explain whether the Fund believes it may discontinue such offerings at will consistent with the requirements of Rule 415.

In response to the Staff’s comment, the Funds have revised the disclosure on page 69 to state, “Any continuous offering, if commenced, may be ~~discontinued~~ terminated at any time.”

In addition, in response to the Staff’s comment, the Funds believe they may suspend their continuous offerings at will consistent with the requirements of Rule 415. The Funds acknowledge, however, that if they suspend an offering, it may no longer be deemed a continuous offering under Rule 415 and the Funds may need to file a new registration statement.

Repurchase and Transfers of Shares

Transfer of Shares – Page 75

25.	Disclosure in the third paragraph indicates that in subscribing for shares, a shareholder agrees to indemnify and hold harmless the Fund, the board, the investment manager, each shareholder and their affiliates against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement, joint or several, to which those persons may become subject by reason of any transfer or misrepresentation. With respect to this policy, explain to the staff the following: i) is this policy typical for funds like the Fund, ii) in light of the Fund’s Securities Act registration, what losses, claims, damages, liabilities et cetera are contemplated, and iii) would an assertion under this provision constitute an assessment under Rule 136 under the Securities Act.

In response to the Staff’s comment, the Funds respectfully submit that the policy noted above is included for funds like the Funds.

In addition, in response to the Staff’s comment, the Funds respectfully submit that although the common shares of beneficial interest of BREIF I and BREIF II will be registered under the Securities Act, such common shares may not be assigned, transferred, pledged, mortgaged, hypothecated, sold or otherwise disposed of, encumbered or conveyed, except (i) by operation of law resulting from a shareholder’s death, disability, dissolution, bankruptcy or incompetence or (ii) with the written consent of the Board of Trustees of each Fund or the Investment Manager (as applicable), which consent may be withheld in its sole discretion and shall not be subject to challenge by any potential assignor or assignee. Moreover, notice to BREIF I or BREIF II of any proposed transfer must include evidence satisfactory to the respective Fund that the proposed transferee meets any requirements imposed by the respective Fund with respect to shareholder eligibility and suitability, including the requirement that any shareholder, or the shareholder’s equity owners in certain circumstances, at the time of purchase meets the standard for a “qualified investor” as defined in Regulation D under the Securities Act. Such restrictions are disclosed on page 75 of the prospectus. The indemnity noted above is intended to address transfers made by a shareholder in violation of these provisions or any misrepresentation made by that shareholder in connection with any transfer.

Finally, in response to the Staff’s comment, the Funds respectfully submit that, for the following reasons, the referenced indemnity obligations should not constitute an assessment under Rule 136 of the Securities Act. Pursuant to Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings, dated October 14, 2011, the Staff noted that the corporation law term “non-assessable” to have no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts, provided, however, the legality opinion for these types of entities must address whether purchasers of securities of these entities will have any obligation to make payments to the registrant or its creditors or contributions to the registrant or its creditors solely by reason of the purchasers’ ownership of the securities. Please note that the referenced indemnity obligations will be contained in the subscription agreement between a prospective investor and either BREIF I or BREIF II, as applicable, and not in the declaration of trust of either Fund. As a result, the Funds believe such an indemnity to be a contractual obligation of a counterparty under the subscription agreement, rather than an assessment arising solely out of one’s status as a shareholder. Such an indemnity obligation may only be triggered when a shareholder makes an improper transfer or makes a misrepresentation in connection with a transfer, rather than by virtue of solely being a shareholder.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page 1 (See Real Estate Fund and Institutional Class prospectus only)

26.	Use another means, not all caps, to make the first paragraph prominent.

Disclosure in the first paragraph indicates that the performance information is for certain funds managed by members of the Blackstone Real Estate Debt Strategies Team that have an investment program substantially similar to that of the Fund and the Master Fund. Disclosure at the beginning of the second paragraph states that the information is provided to illustrate the past performance of the BREDS team in managing two substantially similar funds. Explain to the staff whether the information reflects the performance of the same persons who managed the funds in the composite. Conform the two statements.

State whether the composite is compliant with CFA standards. If other than the standard SEC method is used to calculate the performance, state that fact and explain how it was calculated. The SEC standard average annual total return should be presented for only the 1, 5, and 10 year period, or the period since inception.

Disclosure in the second paragraph states the following: “See below for a description of another fund that from time to time may have a portfolio with substantial overlap with that of the Master Fund.” If this disclosure is referring to something other than the two funds in the composite explain why the fund is referenced in the disclosure.

The last segment of this information is labeled “Historical Statistics.” This information presents information for the period from 2008 through 2013. Revise this information as follows: i) clarify the period covered by the “partial” year referenced in the note, and ii) provide an introductory statement which explains what this information purports to represent, how it was calculated, and its source.

In response to the Staff’s comment, the Funds have used bold type in the first paragraph to make it prominent.

In addition, in response to the Staff’s comment, the Funds confirm that Michael Nash and Josh Mason, the portfolio managers of the Funds, are also key investment professionals in connection with the two substantially similar funds that are discussed in Appendix A. Moreover, the Funds have revised the disclosure on page A-1 to state, “This supplemental performance information is provided to illustrate the past performance of the BREDS team, including Michael Nash and Joshua Mason, in managing two substantially similar funds (the “Other Funds”); it does not represent the performance of the Fund or the Master Fund.”

Also, in response to the Staff’s comment, the Funds note the performance statistics are derived by Blackstone from the investment return information received by Blackstone from its independent third party fund administrator, which is one of the larger and more reputable administrators. In accordance with CFA Institute compliant standards, the performance statistics are calculated by the independent third party fund administrator based on a time-weighted compounded return in which capital activity is factored in at the beginning of each month. Blackstone calculates annual performance by compounding monthly returns and inception to date performance by compounding such annual returns. The Funds have added the following disclosure to page A-1, “This supplemental performance information is derived from performance statistics calculated by the Other Funds’ third party administrator, which is in accordance with CFA Institute compliant standards.” In addition, the Funds respectfully inform the Staff that there is no average annual total return for the 10-year period, however, the average annual total return presented for the 5-year period is as of other funds’ inception in August 2008. Furthermore, the Funds believe that presenting the average annual total return for the 3-year period is informative to potential investors, especially since the average annual total return for the 10-year period is not available.

Moreover, in response to the Staff’s comment, the Funds have removed the description of the other fund with substantial investment overlap with the Master Fund from Appendix A. The Funds respectfully note that the other fund’s investment policies are much more restrictive than those of the Master Fund and therefore discussing its performance is not relevant.

Finally, in response to the Staff’s comment, the Funds have revised the disclosure on page A-1 to clarify the period covered by the “partial” year referenced in the note. In addition, the Funds have added the following disclosure to page A-1, “This supplemental performance information is derived from performance statistics calculated by the Other Funds’ third party administrator, which is in accordance with CFA Institute compliant standards. We have stated below the average ~~annual~~ total cumulative return information over the one-, three- and five-year periods ended June 30, 2013, the calendar year returns and the historical statistics for the Other Funds, which represents all substantially similar funds managed by the BREDS team.”

Statement of Additional Information

Table of Contents – Page i

27.	Revise the table by adding a financial statement line item and confirm that the Fund will include seed financial statements prior to seeking effectiveness.

In response to the Staff’s comment, the Funds have revised the Table of Contents to include a financial statements line item and confirm they will include seed financial statements prior to seeking effectiveness.

Fundamental Investment Restrictions – Page 1

28.	The Fund’s concentration policy states that the Master Fund: “will concentrate its investments in the real estate finance industry, which may include CMBS, REITs, REIT-like structures, loans and other instruments that are secured by or otherwise have exposure to, real estate.” Consider whether this formulation of the Fund’s policy, particularly in light of the underlined words and clause, make it difficult to determine when or if the Fund is concentrated.

In response to the Staff’s comment, the Funds have revised the disclosure on page 1 to state, “will concentrate its investments in the real estate finance industry, ~~which may include~~ including without limitation, CMBS, REITs, ~~REIT-like structures,~~ other real estate-related securities, loans and other instruments that are secured by or otherwise have exposure to, real estate.” Please note that the Funds’ investment strategy is to concentrate their investments in the real estate finance industry generally and not in an enumerated list of investment types (e.g., CMBS or REITs). The referenced disclosure is intended to be a non-exclusive list of examples of investments the Funds may make in connection with executing their strategy.

Investment Objective and Techniques

Derivative Instruments

Swap Agreements and Options on Swap Agreements – Page 17

29.	The Fund discloses that it may engage in total return swaps. In this connection, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

In response to the Staff’s comment, the Funds acknowledge that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Part C

30.	The undertaking required by Item 34.1 of Form N-2, which requires the suspension of an offering in the event of a 10% decline in net asset value, has not been included and it is noted that the undertaking is not applicable. Please explain your view on this matter to the staff.

In response to the Staff’s comment, the Funds have included the undertaking required by Item 34.1 of Form N-2 in the Amendments.

Part C - Signatures

31.	The signature page of the filing must contain the signatures required by §6 of the Securities Act.

In response to the Staff’s comment, the Funds confirm the Amendments contain the signatures required by §6 of the Securities Act. The Funds currently only have one trustee who has signed the Amendments. The Funds plan to appoint additional trustees at their organizational meetings in December 2013, a majority of whom will sign any future amendments.

Blackstone Real Estate Income Master Fund

Form N-2

Part A

Item 3 – Page 3

32.	Footnote 3 to the Master Fund’s fee table sets forth a table that assumes no leverage. Unless the Fund discloses that it will not leverage during its initial year the table should be deleted.

In response to the Staff’s comment, the Funds confirm the removal of the table that assumes no leverage.

Please note that we have included certain changes to the Amendments for each respective Fund other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of BREIF I Amendment No. 1 marked to reflect cumulative changes to the Registration Statement originally filed with the Commission on October 15, 2013.

In connection with the above-referenced filings, the Funds hereby acknowledge that:

1.             The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.             The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP